Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**04/20/12**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	04/20/12
Item IDs	5.02
	5.03
	7.01
	9.01
Fiscal Year	9/30
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com

Documents

8-K	k8042012.htm
	8-K
EX-3.ii	ex3_ii.htm
	Amended and Restated Bylaws of RJF
EX-10.1	ex10_1.htm
	Employment Agreement - John Carson
EX-99.1	ex99_1.htm
	Press Release
GRAPHIC	rjflogo.jpg
	Logo
8-K	submissionpdf.pdf
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/20/12</value></field>
                <combobox sid="SubItem_itemId_"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>5.03</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_3"><value>9.01</value></combobox>
                <field sid="SubTable_fiscalYear_"><value>9/30</value></field>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8042012.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8042012.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex3_ii.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-3.ii</value></combobox>
                <field sid="SubDocument_description_1"><value>Amended and Restated Bylaws of RJF</value></field>
                <data sid="data2"><filename>ex3_ii.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ex10_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-10.1</value></combobox>
                <field sid="SubDocument_description_2"><value>Employment Agreement - John Carson</value></field>
                <data sid="data3"><filename>ex10_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_3"><value>Press Release</value></field>
                <data sid="data4"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_4"><value>Logo</value></field>
                <data sid="data5"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_5"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_5"><value>8-K</value></combobox>
                <field sid="SubDocument_description_5"><value>PDF</value></field>
                <data sid="data6"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 20, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On April 20, 2012, Raymond James Financial, Inc. (the "Company") issued a press release to announce that the Board of Directors appointed John C. Carson, Jr. as President of the Company. Mr. Carson is also head of the Fixed Income and Public Finance divisions of the firm. Since March 2008, Mr. Carson, age 55, has been, and will continue as, Chief Executive Officer and Executive Managing Director of Morgan Keegan & Company, Inc. ("Morgan Keegan"), which became a wholly owned subsidiary of the Company on April 2, 2012. Prior to his appointment as Chief Executive Officer of Morgan Keegan, Mr. Carson was President of Morgan Keegan's Fixed Income Capital Markets division from 1994 to February 2008. A copy of the press release issued by the Company announcing Mr. Carson's appointment is attached hereto as Exhibit 99.1 and incorporated herein by this reference.

Mr. Carson has entered into an employment agreement with the Company pursuant to which he will be employed for a two year term commencing April 2, 2012, and will serve as the Company's President. He will be paid a salary of $300,000 per year and receive a bonus at an annual rate of $2.7 million per year, but prorated for fiscal years 2012 and 2014, subject to meeting performance criteria relating to the retention of Morgan Keegan revenue producers in fiscal year 2012. Performance criteria for subsequent bonuses relating to fiscal years 2013 and 2014 have yet to be determined. A portion of any bonus in excess of $250,000 shall be paid in restricted stock units ("RSUs") in accordance with the Stock Bonus Program under the 2012 Stock Incentive Plan. The agreement also provides for a $3.5 million retention grant of RSUs that shall vest and settle three years from the grant date, subject to meeting performance criteria relating to the retention of Morgan Keegan revenue producers. If Mr. Carson's employment is terminated other than for "Cause" or he resigns for "Good Reason" such RSUs will still vest and settle on that third anniversary so long as he is not in breach of the non-competition and non-solicitations provisions of the agreement and signs the customary Company release. If Mr. Carson should die during the term of his employment under the agreement, his estate shall be paid his salary through the end of the month in which his death occurs and a pro-rata portion of his bonus based upon the number of full months worked. Any RSUs awarded under this agreement would also vest upon his death. The foregoing summary is qualified in its entirety by reference to the actual terms of the Employment Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On August 25, 2010, the Board of Directors approved amendments to the Company's Amended and Restated By-laws. Substantially all of the amendments related to the addition of the office of President. A copy of the Amended and Restated By-laws (marked to indicate the amendments) is filed as an exhibit to this report.

Item 7.01 Regulation FD Disclosure

A copy of the press release issued by the Company announcing Mr. Carson's appointment is attached hereto as Exhibit 99.1 and incorporated herein by this reference. The press release also confirms the members of the Company's Executive Committee, including Mr. Carson.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

3(ii) Amended and Restated By-Laws of Raymond James Financial, Inc. reflecting amendments adopted by the Board of Directors on April 20, 2012. Filed herewith.

10.1 Employment Agreement, dated January 11, 2012, as amended and restated as of April 20, 2012, by and between Raymond James Financial, Inc. and John C. Carson, Jr. Filed herewith.

99.1 Press release dated April 20, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 25, 2012

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President – Finance,
Chief Financial Officer and Treasurer

Exhibit 3(ii)

As Amended by the Board of
Directors on ~~**August 25, 2010**~~**April 20, 2012**

AMENDED AND RESTATED

BY-LAWS

OF

RAYMOND JAMES FINANCIAL, INC.

ARTICLE I

Offices

The Company shall maintain a principal office in the State of Florida, and may also have offices in such other places either within or without the State of Florida as the Board of Directors may from time to time designate or as the business of the Company may require.

ARTICLE II

Seal

The seal of the Company shall be circular in form and shall have the name of the Company on the circumference and the words “Corporate Seal Florida” in the center.

ARTICLE III

~~**Stockholders**~~**Shareholders**

Section 1. All meetings of the ~~**stockholders**~~**shareholders** shall be held at the principal office of the Company in the City of St. Petersburg, County of Pinellas, State of Florida, or at such other place as shall be determined, within or outside the State of Florida, from time to time, by the Board of Directors, and the place at which such meeting shall be held shall be stated in the notice of the meeting. A change in the place of meeting shall not be made within sixty (60) days next before the day on which an election of directors is to be held, and a notice of any change shall be sent to each ~~**stockholder**~~**shareholder** at least twenty (20) days before the election is to be held.

Section 2. The annual meeting of the ~~stockholders~~**shareholders** of the Company for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held each year on the date and at the time set by the Board of Directors. If the annual meeting of the ~~stockholders~~**shareholders** be not held as herein prescribed, the election of directors may be held at any meeting thereafter called pursuant to these By-laws.

At the annual meeting of the ~~stockholders~~**shareholders** of the Company, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must either be specified in the notice of meeting given by or at the direction of the Board of Directors, otherwise brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a ~~stockholder~~**shareholder**. For business to be properly brought before an annual meeting by a ~~stockholder~~**shareholder**, the ~~stockholder~~**shareholder** must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a ~~stockholder~~**shareholder**'s notice must be received at the principal business office of the Company no later than the date designated for receipt of ~~stockholders~~**shareholders**' proposals in a prior public disclosure made by the Company. If there has been no such prior public disclosure, then to be timely, a ~~stockholder~~**shareholder**'s notice must be received at the principal business office of the Company not less than sixty (60) days nor more than ninety (90) days prior to the annual meeting of ~~stockholders~~**shareholders**; provided, however, that in the event that less than seventy (70) days' notice of the date of the meeting is given to ~~stockholders~~**shareholders** by notice or prior public disclosure, notice by the ~~stockholder~~**shareholder**, to be timely, must be received by the Company not later than the close of business on the tenth day following the day on which the Company gave notice or made a public disclosure of the date of the annual meeting of ~~stockholders~~**shareholders**. A ~~stockholder~~**shareholder**'s notice to the Secretary shall set forth as to each matter the ~~stockholder~~**shareholder** proposes to bring before the annual meeting: (a) a brief description of the business or proposal desired to be brought before the annual meeting and the reasons for conducting such business or making such proposal at the annual meeting, (b) the name and address, as they appear on the Company's records, of the ~~stockholder~~**shareholder** proposing such business, (c) the class and number of shares of the Company's stock which are beneficially owned by the ~~stockholder~~**shareholder**, (d) any material interest of the ~~stockholder~~**shareholder** or any associate of the ~~stockholder~~**shareholder** in such business or proposal and (e) the same information required by clauses (b), (c) and (d) above with respect to any other ~~stockholder~~**shareholder** that, to the knowledge of the ~~stockholder~~**shareholder** proposing such business, supports such proposal. Subject to the discretion vested in the chairman of the meeting under Section 8 below, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2. The chairman of an annual meeting shall, if he so determines, declare to the annual meeting that a matter of business was not properly brought before the meeting in accordance with the provisions of this Section 2, and upon such determination and declaration any such business not properly brought before the meeting shall not be transacted.

Section 3. Special meetings of the ~~stockholders~~**shareholders**, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, or, upon authorization by the Board of Directors, by the Chief Executive Officer, **the President,** or any Vice President and shall be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer, **the President,** or any Vice President, or the Secretary or the Treasurer, upon the request of ~~stockholders~~**shareholders** owning twenty-five per cent (25%) of the outstanding stock of the Company entitled to vote at such meeting. Business transacted at all special meetings shall be confined to the objects stated in the notice of meeting.

Section 4. Notice of the time and place of the annual meeting of ~~stockholders~~**shareholders** or any special meeting of ~~stockholders~~**shareholders** shall be given by mailing notice of the same at least ten (10) days and not more than sixty (60) days prior to the meeting, with postage prepaid, to each ~~stockholder~~**shareholder** of record of the Company entitled to vote at such meeting at the address appearing on the record books of the Company. The Board of Directors may fix in advance a date, not exceeding seventy (70) days preceding the date of any meeting of ~~stockholders~~**shareholders**, as a record date for the determination of the ~~stockholders~~**shareholders** entitled to notice of and to vote at any such meeting.

Section 5. A quorum at any annual or special meeting of ~~stockholders~~**shareholders** shall consist of ~~stockholders~~**shareholders** representing, either in person or by proxy, a majority of the outstanding capital stock of the Company entitled to vote at such meeting, except as otherwise specially provided by law or in the Articles of Incorporation.

Section 6. If a quorum be not present at a properly called ~~stockholders~~**shareholders**' meeting, the meeting may be adjourned by those present, and if a notice of such adjourned meeting, sent to all ~~stockholders~~**shareholders** entitled to vote thereat, contains the time and place of holding such adjourned meeting and a statement of the purpose of the meeting, that the previous meeting failed for lack of a quorum, and that under the provisions of this Section 6 it is proposed to hold the adjourned meeting with a quorum of those present, then, at such adjourned meeting, except as may be otherwise required by law or provided in the Articles of Incorporation, any number of ~~stockholders~~**shareholders** entitled to vote thereat, represented in person or by proxy, shall constitute a quorum, and the votes of a majority in interest of those present at such meeting shall be sufficient to transact business.

Section 7. At all meetings of the ~~stockholders~~shareholders every registered owner of shares entitled to vote may vote in person or by proxy and shall have one vote for each such share standing in his name on the books of the Company. At all elections of directors the voting shall be by ballot. The Board of Directors, or, if the Board shall not have made the appointment, the chairman presiding at any meeting of ~~stockholders~~shareholders, shall have power to appoint one or more persons to act as inspectors or tellers to receive, canvass, and report the votes cast by the ~~stockholders~~shareholders at such meeting; but no candidate for the office of director shall be appointed as inspector or teller at any meeting for the election of directors.

Section 8. The Chairman of the Board or the Chief Executive Officer or, in their absence, **the President** or a Vice President shall preside at all meetings of the ~~stockholders~~shareholders; and, in the absence of the Chairman, the Chief Executive Officer**, the President** and a Vice President, the Board of Directors may appoint any officer to act as chairman of the meeting. The chairman of the meeting shall have broad discretion in determining the order of business at a ~~stockholders~~shareholders' meeting. The chairman's authority to conduct the meeting shall include, but in no way be limited to, opening and adjourning the meeting, recognizing ~~stockholders~~shareholders entitled to speak, allowing for and terminating questions by ~~stockholders~~shareholders, calling for reports, stating questions and putting them to a vote, calling for nominations, determining whether any business or proposal is properly before the meeting and announcing the results of voting. The chairman also shall take such actions as are necessary and appropriate to preserve order at the meeting. The rules of parliamentary procedure need not be observed in the conduct of ~~stockholders~~shareholders' meetings.

Section 9. The Secretary of the Company shall act as secretary of all meetings of the ~~stockholders~~shareholders; and, in his absence, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE IV

Directors

Section 1. The management of all the affairs, property, and business of the Company shall be vested in a Board of Directors, consisting of the number of persons authorized under the Articles of Incorporation, who shall be elected at the annual meeting of the ~~stockholders~~shareholders by a plurality vote, for a term of one year, and shall hold office until their successors are elected and qualify. In addition to the powers and authorities by these By-laws and the Articles of Incorporation expressly conferred upon it, the Board of Directors may exercise all powers of the Company and do all lawful acts and things which are not by statute or by the Articles of Incorporation or by these By-laws directed or required to be exercised or done by the ~~stockholders~~shareholders.

Section 2. The number of directors may at any time be increased (to a maximum of twenty) or decreased by vote of a majority of the Board of Directors at any regular or special meeting, if the notice of such meeting contains a statement of the proposed increase or decrease of directors. In case of any such increase, the Board of Directors at any meeting shall have power to elect such additional directors to hold office until the next annual meeting of the ~~stockholders~~**shareholders**, and until their successors are elected and qualify.

Section 3. All vacancies in the Board of Directors, whether caused by increase in number of directors, resignation, death, or otherwise, may be filled by a majority of the remaining directors attending a meeting, even though less than a quorum be present. A director thus elected to fill any vacancy shall hold office for the unexpired term of his predecessor, and until his successor is elected and qualifies.

Section 4. The Board of Directors may hold meetings and keep the books of the Company outside the State of Florida.

Section 5. The annual meeting of the board of Directors, of which no notice shall be necessary, shall be held immediately following the annual meeting of the ~~stockholders~~**shareholders**, or immediately following any adjournment thereof, for the purpose of the organization of the Board and the election or appointment of officers for the ensuing year and for the transaction of such other business as may be brought before such meeting.

Section 6. Regular meetings of the Board of Directors may be held without notice at the principal office of the Company or at such other place or places, within or without the State of Florida, as the Board of Directors may from time to time designate.

Section 7. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors, or the Chief Executive Officer, or, in their absence, by **the President or** any Vice President, or by any two directors, to be held at the principal office of the Company, or at such other place or places, within or without the State of Florida, as the directors may from time to time designate.

Section 8. Notice of all special meetings of the Board of Directors shall be given to each director by two (2) days' service of the same by telecopier transmission, mail, electronic mail or personally.

Section 9. At meetings of the Board of Directors the Chairman of the Board, or, in his absence, the Chief Executive Officer, **the President** or a designated Vice President shall preside. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every director shall be present, even though without any notice, any business may be transacted.

Section 10. The Board of directors may establish, from time to time, a schedule of compensation for members of the Board of Directors, as well as a fixed sum and expenses of attendance for attendance at each regular or special meeting of the Board; provided that nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing Committees may be allowed compensation for attending Committee meetings. Unless otherwise determined by the Board of Directors, directors who are employees of the Company shall not receive any compensation for service on the Board of Directors, but shall be reimbursed for expenses of attendance at meetings.

Section 11. No contract or other transaction between the Company and one or more of its directors, or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a Committee thereof which authorizes, approves, or ratifies such contract or transaction, or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or Committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Company at the time it is authorized by the Board of Directors, a Committee or the shareholders.

An interested director may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a Committee thereof which authorizes, approves, or ratifies such contract or transaction.

Section 12. The Company shall:

(a) Indemnify any person made a party to an action by or in the right of the Company to procure a judgment in its favor by reason of such person being or having been (i) a director or officer of the Company, (ii) a director or officer of any other corporation, firm, association or entity which such person served as such at the request of the Company, but only if such indemnification is approved in writing by the Chief Executive Officer of the Company, or (iii) a Trustee of any employee benefit plan or trust or other program sponsored by the Company or any subsidiary of the Company, against the reasonable expenses, including attorneys' fees, incurred by such person in connection with the defense or settlement of such action, or in connection with an appeal therein, except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(b) Indemnify any person made a party to an action, suit or proceeding, other than one by or in the right of the Company to procure a judgment in its favor, whether civil or criminal, brought to impose a liability or penalty on such person for an act alleged to have been committed by such person in the capacity of (i) a director or officer of the Company, (ii) a director or officer of any other corporation, firm, association or entity which such person served as such at the request of the Company, but only if such indemnification is approved in writing by the Chief Executive Officer of the Company, or (iii) a Trustee of any employee benefit plan or trust or other program sponsored by the Company or any subsidiary of the Company, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action, suit or proceeding, or any appeal therein, unless the Board of Directors determines that such person did not act in good faith in the reasonable belief that such action was in the best interests of the Company. The termination of any such civil or criminal action, suit or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself disqualify such person from indemnification except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(c) Advance the payment of expenses, including attorneys' fees, to any person entitled to indemnification hereunder during the pendency of any claim, action or proceeding, unless otherwise determined by the Board of Directors in any case.

The foregoing rights of reimbursement or indemnification shall not be exclusive of other rights to which any such person may otherwise be entitled and, in the event of his or her death, shall extend to his or her legal representatives. Any approval of indemnification by the Chief Executive Officer with respect to the service as a director or officer as described in subsections (a)(ii) and (b)(ii) above, may be revoked, but only prospectively (i.e., such revocation shall apply with respect to indemnification for actions taken after such revocation is communicated in writing to the person affected by the revocation).

(d) In any instance where more than one person is entitled to reimbursement of attorneys' fees pursuant to this Section 12, the Company shall select one attorney to serve as attorney for all such persons, unless, in the opinion of the attorney selected by the Company, a conflict of interest exists which would prevent representation by that attorney of one or more persons. Notwithstanding the foregoing provision, any person may at any time decide to be represented by an attorney of his choosing, at his own expense.

(e) The Company may enter into indemnification agreements with members of the Board of Directors which may provide for further or expanded indemnification rights or otherwise modify the rights provided under this Section 12.

Section 13. Each officer, director, or member of any Committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by:

(a) one or more officers or employees of the Company whom he or she reasonably believes to be reliable and competent in the matters presented;

(b) legal counsel, public accountants, or other persons, as to matters he or she reasonably believes are within the persons' professional or expert competence; or

(c) a Committee of the Board of Directors of which he or she is not a member, if he or she reasonably believes the Committee merits confidence.

In discharging his or her duties, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the Company and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the Company or its subsidiaries, the communities and society in which the Company or its subsidiaries operate, and the economy of the state and the nation.

Section 14. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him or her as a director or officer of the Company, or of any other corporation, firm, association, or entity in which he or she serves in any position at the request of the Company, if such action was taken:

(a) In good faith;

(b) With the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

(c) In a manner he or she reasonably believes to be in the best interests of the Company.

ARTICLE V

Committees

Section 1. The Board of Directors may appoint from among its members an Executive Committee of not less than two nor more than nine members, one of whom shall be the Chairman of the Board, and shall designate one of such members as Chairman of the Executive Committee. The Board may also designate one or more of its members as alternates to serve as a member or members of the Executive Committee in the absence of a regular member or members. The Board of Directors reserves to itself alone the power to declare dividends, recommend to ~~stockholders~~**shareholders** any action requiring their approval, change the membership of any committee at any time, fill vacancies therein, and discharge any committee either with or without cause at any time. Subject to the foregoing limitations, the Executive Committee shall possess and exercise all other powers of the Board of Directors during the intervals between meetings.

Section 2. The Board of Directors may also appoint from among its own members such other committees as the Board may determine, including an Audit Committee and a Compensation Committee, which shall in each case consist of not less than two directors, and which shall have such powers and duties as shall from time to time be prescribed by the Board.

Section 3. A majority of the members of any committee may fix its rules of procedure. All actions by any committee shall be reported to the Board of Directors at a meeting succeeding such action and shall be subject to revision, alteration, and approval by the Board of Directors.

ARTICLE VI

Divisions

Section 1. The Board of Directors of the Company may appoint individuals who may, but need not be directors, officers, or employees of the Company, to serve as members of an Advisory Board of Directors of one or more operating divisions of the company and may fix fees or compensation for attendance at meetings of any such Advisory Boards. The members of any such Advisory Board may adopt and from time to time may amend rules and regulations for the conduct of their meetings and shall keep minutes which shall be submitted to the Board of Directors of the Company. The term of office of any member of the Advisory Board of Directors shall be at the pleasure of the Board of Directors of the Company and shall expire the day of the annual meeting of the ~~stockholders~~**shareholders** of the Company. The function of any such Advisory Board of Directors shall be to advise with respect to the affairs of the operating divisions of the Company to which it is appointed.

Section 2. The Board of Directors of the Company, or the Chief Executive Officer, may from time to time confer on the employees of the Company assigned to any operating division of the Company, or discontinue, the title of President, Vice President, and any other titles deemed appropriate. Any employee so designated as an officer of an operating division shall have authorities, responsibilities, and duties with respect to his or her operating division corresponding to those normally vested in the comparable officer of the Company by these By-laws, subject to such limitations as may be imposed by the Board of Directors of the Company or the Chief Executive Officer. The designation of any such title to an employee of an operating division of the Company shall not be permitted to conflict in any way with the executive or administrative authority of any officer of the Company and shall not constitute authorization for such person to act as an officer of the Company or to represent himself or herself as an officer of the Company.

ARTICLE VII

Officers

Section 1. The Board of Directors shall elect from its own number a Chairman of the Board and shall elect a Chief Executive Officer**, a President** and such Vice Presidents (who may or may not be directors, and who may be designated Executive or Senior Vice Presidents) as in the opinion of the Board the business of the Company requires, a Chief Financial Officer (who may also be a Vice President, Treasurer and Controller of the Company), a Treasurer and a Secretary; and it may elect or appoint from time to time such other or additional officers, including one or more Vice Chairmen, a Chief Operating Officer, a Chief Administrative Officer, a Controller and a General Counsel, and one or more Assistant Secretaries and Assistant Treasurers, as in its opinion are desirable for the conduct of the business of the Company. In its discretion the Board of Directors may leave unfilled any office except those of Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary. Any individual may hold one or more offices authorized under these By-laws.

Section 2. The Board of Directors may authorize the Company to enter into employment contracts with any executive officer for periods longer than one year, and any provision of the Articles of Incorporation or By-laws for annual election shall be without prejudice to the contract rights if any, of an executive officer under such a contract. Subject to his or her rights under any such employment contract, any officer or agent shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors. An officer, agent, or employee, other than officers appointed by the Board of Directors, shall hold office at the discretion of the officer appointing him.

Section 3. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and ~~stockholders~~shareholders.

Section 4. The Vice Chairman shall have such powers and perform such duties as may be assigned to him or her by the Board of Directors or the Chairman.

Section 5. The Chief Executive Officer shall exercise such duties as customarily pertain to that office and shall have general and active supervision over the property, business, and affairs of the Company and over its several officers. In the absence of the Chairman of the Board, he **or she** shall preside at all meetings of the ~~stockholders~~shareholders and at meetings of the Board of Directors. He or she may appoint officers, agents, or employees other than those appointed by the Board of Directors. He or she may sign, execute, and deliver in the name of the Company powers of attorney, contracts, bonds, and other obligations and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the By-laws.

Section 6. **The President shall exercise such duties as customarily pertain to that office and, subject to the direction of the Chief Executive Officer, shall have general and active supervision over the property, business, and affairs of the Company. In the absence of the Chairman of the Board and the Chief Executive Officer, the President shall preside at all meetings of the shareholders and at meetings of the Board of Directors. In the absence or disability of the Chief Executive Officer, the Board or the Chairman shall designate the President to perform the duties and exercise the powers of the Chief Executive Officer. The President may sign and execute contracts and other obligations pertaining to the regular course of his duties.**

Section 7. Each Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chief Executive Officer**, the President**, or the corporate officer to whom the Vice President reports. In the absence or disability of the Chief Executive Officer **and the President**, the Board or the Chairman shall designate a Vice President to perform the duties and exercise the powers of the Chief Executive Officer **or the President**. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

Section ~~7~~8. The Chief Financial Officer shall be responsible for the financial reporting on a consolidated basis of the Company and its subsidiaries. He or she shall perform such other duties as may be assigned by the Board of Directors or the Chairman, including duties that may otherwise be assigned to the Treasurer under these By-laws, and shall be responsible to the Chief Executive Officer for the performance of the duties of the office.

Section ~~8~~9. The Controller shall be the chief accounting officer of the Company, unless that responsibility is also being fulfilled by the Chief Financial Officer. He or she shall perform such duties as shall be assigned by the Chief Financial Officer.

Section ~~9~~10. The Treasurer shall, subject to the direction of the Chief Executive Officer or the Chief Financial Officer, have general custody of all the funds and securities of the Company and have general supervision of the collection and disbursement of funds of the Company. He or she shall endorse on behalf of the Company for collection checks, notes, and other obligations, and shall deposit the same to the credit of the Company in such bank or banks or depositories as the Board of Directors may designate, or shall designate others to do so. He or she may sign, with the Chairman, the Chief Executive Officer, the Chief Financial Officer, or such other person or persons as may be designated for the purpose by the Board of Directors, all bills of exchange or promissory notes of the Company. Unless such responsibilities are being fulfilled by the Chief Financial Officer or the Controller, he or she shall enter or cause to be entered regularly in the books of the Company full and accurate account of all moneys received and paid on account of the Company; shall at all reasonable times exhibit the books and accounts of the Company to any director of the Company upon application at the office of the Company during business hours; and, whenever required by the Board of Directors or the Chief Executive Officer, shall render a statement of accounts. He or she shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the By-laws. He or she shall give bond for the faithful performance of these duties in such sum and with such surety as shall be approved by the Board of Directors.

Any Assistant Treasurer shall have such authority to sign and endorse checks, notes and other obligations of the Company, and open bank accounts, and such other duties and responsibilities, as shall be authorized by the Treasurer or the Chief Financial Officer.

Section ~~10~~11. The Secretary shall keep the minutes of all meetings of the ~~stockholders~~**shareholders** and of the Board of Directors, and to the extent ordered by the Board of Directors or the Chairman, the minutes of meetings of all committees. He shall cause notice to be given of meetings of ~~stockholders~~**shareholders**, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents, and papers of the Company not pertaining to the performance of the duties vested in other officers, which shall at all reasonable times be open to the examination of any director, and shall authenticate records of the Company as required from time to time. He may sign or execute contracts with the Chairman, the Chief Executive Officer, **the President,** or a Vice President thereunto authorized, in the name of the Company, and affix the seal of the Company thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Chief Executive Officer.

Any Assistant Secretary shall have the authority to perform the duties of the Secretary and such other duties as may be assigned by the Chief Executive Officer or the Secretary.

Section ~~11~~12. The General Counsel shall advise and represent the Company generally in all legal matters and proceedings and shall act as counsel to the Board of Directors and the Executive Committee. The General Counsel may sign and execute pleadings, powers of attorney pertaining to legal matters, and any other contracts and documents in the regular course of his duties.

Section ~~12~~13. In addition to such bank accounts and brokerage accounts as may be authorized in the usual manner by resolution of the Board of Directors, the Treasurer or the Controller of the Company, with the approval of any one of the Chairman, the Chief Executive Officer, or the Chief Financial Officer, may authorize such bank accounts or brokerage accounts to be opened or maintained in the name and on behalf of the Company as he or she may deem necessary or appropriate. Payments from such bank accounts shall be made upon and according to a check or draft which may be signed jointly or singly by either the manual or facsimile signature or signatures of such officers or bonded employees of the Company as shall be specified in the written instruction of the Chief Financial Officer, the Treasurer, or the Controller of the Company. With respect to any brokerage account established pursuant to this Section ~~12~~13, any of the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the Controller or any other employee of the Company specified in written instructions by the Chief Financial Officer or Treasurer of the Company shall be fully authorized and empowered to purchase, sell, assign, transfer and deliver any and all shares of stock, bonds, debentures, notes, evidences of indebtedness or other securities owned by the Company or registered in the name of the Company, and such persons shall be authorized to make, execute and deliver any and all written instruments of assignment and transfer necessary or proper to give effect to any transaction in such brokerage account.

Section ~~13~~14. In case any office shall become vacant, the Board of Directors shall have power to fill such vacancies. In case of the absence or disability of any officer, the Board of Directors may delegate the powers or duties of any officer to another officer or a director for the time being.

Section ~~14~~15. Unless otherwise ordered by the Board of Directors, the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Secretary or any officer thereunto duly authorized by the Chief Executive Officer shall have full power and authority on behalf of the Company to attend and to vote at any meeting of ~~stockholders~~shareholders of any corporation in which the Company may hold stock, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.

Section ~~15~~16. The salaries of executive officers, though the same be directors and/or ~~stockholders~~shareholders, shall be fixed by the Board of Directors.

ARTICLE VIII

Capital Stock

Section 1. Certificates for stock of the company shall be in such form as the Board of Directors may from time to time prescribe and shall be signed by the Chairman of the Board or the Chief Executive Officer**, the President,** or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, manually or in facsimile. A stock certificate signed (manually or in facsimile) by an officer of the Company shall be valid even though such person no longer holds office when the certificate is issued. Notwithstanding the foregoing provisions regarding share certificates, the Board of Directors of the Company may provide that some or all of any or all classes or series of the Company's common or preferred stock may be uncertificated shares.

Section 2. The Board of Directors shall have power to appoint one or more Registrars and Transfer Agents for the registration and transfer of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such Registrars and Transfer Agents.

Section 3. Shares of capital stock of the Company shall be transferable on the books of the Company only by the holder of record thereof in person or by duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares.

Section 4. In case any certificate for shares of the capital stock of the Company shall be lost, stolen, or destroyed, the Company may require such proof of the fact and such indemnity to be given to it and to its Transfer Agent and Registrar, if any, as shall be deemed necessary or advisable by it.

Section 5. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof in fact, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 6. The Board of Directors may fix in advance a date, not exceeding 70 days preceding the date of any meeting of ~~stockholders~~**shareholders**, or the date for the payment of any dividend, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the ~~stockholders~~**shareholders** entitled to notice of and to vote at any such meeting, or entitled to receive payment of any such dividends, or to exercise the rights in respect to any such change, conversion, or exchange of capital stock, and in such case only ~~stockholders~~**shareholders** of record on the date so fixed shall be entitled to such notice of and to vote at such meeting, or to receive payment of such dividend, or allotment of rights, or exercise such rights, as the case may be, and notwithstanding any transfer of any stock on the books of the Company after any such record date fixed as herein provided.

ARTICLE IX

Miscellaneous; Dividends

Section 1. The Board of Directors shall have power to fix, and from time to time change, the fiscal year of the company.

Section 2. Any notice required to be given under the provisions of these By-laws or otherwise may be waived by the ~~stockholder~~**shareholder**, director, or officer to whom such notice is required to be given.

Section 3. The Board of Directors or any committee thereof, may take any action contemplated under these By-laws by unanimous written consent in lieu of meeting.

Section 4. Dividends may be declared by the Board of Directors and paid to shareholders to the extent permitted by law, subject to any conditions and limitations imposed by the Articles of Incorporation of the Company.

ARTICLE X

The Board of Directors shall have power to add any provision to or to amend or repeal any provision of these By-laws by the vote of a majority of all of the directors at any regular or special meeting of the Board, provided that a statement of the proposed action shall have been included in the notice or waiver of notice of such meeting of the Board. The ~~stockholders~~**shareholders** may amend or repeal any provision of these By-laws by the vote of a majority of the stock at any meeting, provided that a statement of the proposed action shall have been included in the notice or waiver of notice of such meeting of ~~stockholders~~**shareholders**.

Exhibit 10.1

EMPLOYMENT AGREEMENT

This Agreement, made and entered into on January 11, 2012 by and between Raymond James Financial, Inc ("Employer") and John Carson ("Employee"), is hereby amended and restated as of April 20, 2012.

WHEREAS, Employee and Employer desire to enter into an employment relationship on the terms and conditions set forth in this agreement ("Agreement"), and

WHEREAS, Employee has been employed by Alpha and Company Inc. ("Alpha") for approximately ___ years and over that time period has obtained a significant amount of Employer Confidential Information (as defined below) and as a member of Alpha's senior management has significant influence and persuasion over Alpha's employees, and

WHEREAS, Employee is being employed by Employer in conjunction with the execution of an agreement by Raymond James Financial, Inc. ("RJF"), and Rho Financial Corporation, wherein upon consummation of the transactions described therein (collectively, the "Transaction"), RJF will own all of the outstanding shares of Alpha ("Stock Purchase Agreement"), and

WHEREAS, this Agreement is a critical component of RJF's decision to execute the Stock Purchase Agreement and Employer is relying upon Employee's agreement to abide by the terms and conditions herein.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, Employer and Employee agree as follows:

1. Employment Term. Employer agrees to employ Employee under the terms of this Agreement, and Employee agrees to be so employed, for a two (2) year term commencing on the date of consummation of the Transaction and terminating on the second anniversary thereof ("Employment Term"), for the purpose of Employee rendering services to Employer.

2. Conditions to Employer's and Employee's Obligations. It is a condition precedent to Employee's employment and continued employment under this Agreement that:

(a) The Stock Purchase Agreement referenced above is fully executed, and the Transaction anticipated under the Stock Purchase Agreement is consummated. In the event that the Stock Purchase Agreement is not executed and/or the Transaction is not consummated, this Agreement will be null and void.

(b) Employee holds and maintain in good standing (without limitations) all licenses, permits and certifications necessary to carry out Employee's duties for Employer.

(c) Employee shall have no obligation under this Agreement in the event that the Stock Purchase Agreement is not executed and/or the Transaction is not consummated by September 31, 2012 (or such later date as agreed to by Employee), or if prior to the consummation of the Transaction, Employee's employment with Alpha is terminated as a result of his death or disability.

3. <u>Employee Representation</u>: Employee acknowledges and agrees that this Agreement contains Employer's confidential and proprietary information and, therefore, constitutes Employer's Confidential Information (as defined below). Accordingly, Employee represents and agrees that Employee will not disclose this Agreement to anyone except for Employee's tax, legal or other advisors or family members, except as otherwise provided by law and in paragraph 10(g) below. Employee further represents and agrees that Employee will abide by all of the requirements set forth in Section 11 below with respect to the disclosure of Confidential Information pursuant to an order of a court of competent jurisdiction or other judicial authority.

4. <u>Compensation</u>.

(a) For services rendered under this Agreement, Employee shall receive a salary of $300,000 per annum and bonuses as follows for the Employment Term. For the period April through September 2012, Employee will be eligible for a guaranteed bonus of $100,000, and a bonus of $1.25 million subject to satisfaction of the Retained Revenue Performance Metric, both payable in December 2012. For the period October 2012 through September 2013, Employee shall receive a guaranteed bonus of $2.7 million ("<u>2013 Bonus</u>"), payable in December 2013. For the period October 2013 through March 2014, Employee shall receive a guaranteed bonus of $1.35 million ("<u>2014 Bonus</u>"), payable in May 2014. The 2013 Bonus and 2014 Bonus may be subject to performance metrics to the extent agreed by Employee and Employer. The salary and bonuses referenced above will be paid less any applicable deductions and withholdings. In addition, any bonus awards in excess of $250,000 shall be paid, in part, in RJF restricted stock units (RSU's) subject to the price, vesting and other provisions of RJF's 2012 Stock Incentive Plan then in effect. Furthermore, in order to receive any bonus awards, Employee must be in an "active working status at the time of payment of such bonus award. For purposes of this Agreement, "active working status" means that Employee has not been terminated (or been given notice of Employee's termination) or resigned (or given notice of Employee's resignation).

(b) In addition to the salary, bonus and restricted stock opportunity described above, Employer shall provide Employee such other benefits as are routinely provided by Employer to similarly-situated employees (e.g., paid vacation, group health insurance, 401(k) plan).

(c) For purposes of this Agreement, the "Retained Revenue Performance Metric" shall be deemed satisfied if, as determined by the Compensation Committee of Employer's Board of Directors, during Employee's employment the "Retained Revenue" results for the lines of business identified in Sections 2.3(a)(i), (ii) and (iii) of the Stock Purchase Agreement in the aggregate equal or exceed for the performance period ending on the "Purchase Price Measurement Date" (as defined in the Stock Purchase Agreement) seventy-two percent (72%) of the "2011 Gross Revenues" as defined in Section 2.3(b) of the Stock Purchase Agreement.

5. Conditions of Employment. Employee hereby accepts employment with Employer on the terms and conditions set forth in this Agreement. Employee agrees that, during the employment, Employee will devote full time and attention to the rendition of services on behalf of Employer and to the furtherance of Employer's best interests. Any Employee outside business activities and investments must be submitted in advance for approval by Employer. Employee agrees that any such outside business activities and/or investments must not be competitive with Employer and must not interfere with Employee's duties to Employer under this Agreement. Employee agrees that, in the rendition of services to Employer and in all other aspects of Employee's employment, Employee will comply with the policies, standards, work rules, and regulations established by Employer from time to time (including, without limitation, its "insider trading" prohibitions) and with the applicable laws, regulations and codes of ethics relating to or regulating the profession and the industry.

6. Employee's Duties.

      (a) Employee shall serve Employer as President, RJF, and shall generally have similar responsibilities and job functions as currently performed by Employee for Alpha and such other duties as may be assigned by Employer from time-to-time. Employee will not engage in similar activity during Employee's employment except as an employee of Employer unless otherwise authorized in writing by Employer.

      (b) Employee shall have no authority to enter into any contracts or obligations binding upon Employer except as such contracts or obligations shall be specifically authorized by Employer.

7. Retention Bonus: Employee will be eligible to receive a special retention bonus of $3.5 million dollars in RSU's ("Retention Bonus") to be granted on or about the date of the next regularly scheduled RJF Board of Directors meeting ("date of grant"). Subject to satisfaction of the "Retained Revenue Performance Metric," the Retention Bonus shall vest and settle at the end of three (3) years from the date of the grant. Except as otherwise provided herein, the Retention Bonus shall be subject to the pricing, and other provisions of RJF's 2012 Stock Incentive Plan in effect on the date of grant. Again subject to satisfaction of the Retained Revenue Performance Metric, if Employee is terminated by Employer other than "for Cause," (as defined below), or Employee resigns from employment with Good Reason (as defined below), then the Retention Bonus RSU's shall continue to vest and settle on the third anniversary of the date of grant, provided Employee is not in breach of the Non-Competition and Non-Solicitation provisions set forth in Section 10 below on such scheduled date of vesting/settlement, and Employee signs a severance agreement containing a release of all claims against Employer (in a customary form to be supplied by Employer to Employee). Notwithstanding the foregoing, nothing in this provision is intended to extend the term of Employee's employment set forth above or otherwise alter the at will status of Employee's employment.

8. Termination.

(a) Employee's employment under this Agreement may be terminated immediately by Employer for Cause. "Cause" as used in this Agreement shall mean (1) Employee ceases to be properly licensed/permitted/certified as necessary to perform Employee's duties for Employer (excluding where Employee provides satisfactory justification for any such failure to remain licensed/permitted/certified and any such period of non-compliance is immaterial, as determined by Employer in good faith, and Employee cures such defect within 30 days) or (2) After notice to Employee and a reasonable opportunity to cure, Employee shall fail to comply in any material respect with the policies, standards, work rules, or regulations established by Employer from time to time or (3) Employee shall fail to comply diligently, carefully and satisfactorily with Employee's obligations under this Agreement, including fulfilling the duties described in Section 6 hereof, in any material respect, as reasonably determined by Employer in good faith or (4) Employee is arrested and charged with a felony or a criminal misdemeanor alleging fraud, theft or other crime of integrity or (5) Employee is arrested and charged with any other felony which materially compromises Employee's ability to perform services for Employer, as reasonably determined by Employer in good faith or (6) Employee otherwise engages in activities that bring Employer into public disrepute or (7) that causes or is reasonably expected to cause material harm to Employer. In any such termination "for Cause," Employee shall receive only such salary as Employee has accrued through the date of termination and nothing further. Employee's employment under this Agreement, may also be terminated as a result of Employee's resignation for "Good Reason" within sixty (60) days following the occurrence, without Employee's express written consent, of any of the following events: (A) a change in the geographic location of Employee's principal place of performance of his services hereunder from Memphis, Tennessee that increases his one-way commute from his primary residence at the time of such change by at least thirty (30) miles or (B) a material breach by Employer of this Agreement, in each case, that is not cured by Employer within thirty (30) days after receiving written notice from Employee (specifying in detail the event or circumstances) with such notice having been provided within thirty (30) days after Employee has knowledge that an event constituting Good Reason has occurred. Any resignation by Employee for Good Reason shall be treated as a termination by Employer other than "for Cause". A termination of employment at the end of the Employment Term shall be treated as a resignation by Employee for Good Reason.

(b) Employee's employment under this Agreement may also be terminated immediately by Employer for Cause or if for other than "for Cause" upon thirty (30) days advance notice to Employee. If Employee is terminated by Employer other than "for Cause," or Employee resigns for "Good Reason", Employee will receive (1) any salary and guaranteed minimum bonus payments that Employee would have otherwise received during the remaining Employment Term (in cash), (2) any bonuses subject to performance metrics will be paid to the extent such performance metrics are satisfied, and (3) any unvested RJF RSU's issued to Employee during the term of this Agreement including but not limited to the Retention Bonus RSUs shall vest and settle in accordance with their original vesting and settlement schedule, provided that Employee signs a severance agreement containing a release of all claims against Employer (in a customary form, to be supplied by Employer). Such severance benefits will be paid sixty (60) days after the date of termination provided that Employer receives from Employee the valid severance agreement and release and the release becomes effective prior to such date, and shall be paid less any applicable deductions and withholdings. Notwithstanding the foregoing, in that event bonuses subject to performance metrics shall be paid to the extent performance metrics are satisfied pursuant to their payment terms. Except as otherwise set forth herein, Employee will not receive any additional salary or bonus amounts whatsoever.

(c) If Employee wishes to resign employment under this Agreement, Employee must provide ninety (90) days' written notice to Employer. Employer may, at its option, then place Employee on a paid leave of absence for the notice period (during which period Employee will be paid only a pro-rated portion of Employee's annual salary) or, notwithstanding any other provisions of this agreement or any Employer policies to the contrary, Employer may change Employee's duties and responsibilities in any manner as it deems appropriate during the 90-day notice period. Employee will not receive any severance pay in conjunction with a resignation of employment without Good Reason.

(d) On termination of this Agreement, or whenever requested by Employer, Employee will immediately return to Employer all property, including keys, cell phones, credit cards, access cards, passwords, file-access methods or protocols, computers/laptops/PDAs (including all software, drives and peripherals), and all originals and copies of documents, files or information (whether the originals/copies are hardcopies or are stored on a computer drive or in any electronic media) in Employee's custody or control which Employee obtained from Employer or any of its customers, vendors or employees (all documents, files and information being returned unaltered and unencrypted).

9. Employer-Employee Relationship.

(a) Employee acknowledges that only Employer shall manage its business. The hiring and firing of Employer's other personnel shall be at the sole and absolute discretion of Employer. Nothing herein contained shall be construed to give Employee any interest in the tangible or intangible assets of Employer.

(b) Employee's employment with Employee is on an at will basis.

10. <u>Non-competition and Non-solicitation</u>.

(a) Employer and Employee agree that, due to Employer's efforts, it is the owner of numerous trade secrets and sensitive business information, and it has developed significant goodwill among Employer's customers, investors, employees and the general public, and that each of those assets would be very valuable to Employer's competitors. Employer and Employee agree that Employee is or will be given possession of such trade secrets and sensitive information, that Employee will enjoy the benefits of Employer's goodwill and that Employee will develop valuable contacts and relationships with Employer's customers, potential customers, vendors, employees and members of the general public because of Employee's employment by Employer. Employee and Employer also acknowledge that RJF's willingness to enter into the Purchase Agreement is predicated upon the continued services of Alpha's key employees, including Employee. Therefore, Employee and Employer agree that Employee will not without Employer's prior written consent:

(i) for the two-year Employment Term or for a one (1) year period after Employee's last day of employment in the event that Employee's employment ends during the Employment Term, whichever period ends later, engage with any Competing Business, directly or indirectly, within a radius of 100 miles of any Employer office, whether Employee is engaged with the Competing Business as an employee, consultant, contractor, agent, owner, partner, member, joint venturer, officer, director or stockholder; a "Competing Business" is any person or entity that competes with Employer or is engaged in, or endeavoring to engage in any business or service conducted or offered by Employer including, without limitation, financial and investment advisory services and products, research or development of financial products, corporate finance and capital markets activities or which provides such advice/services that Employee provided on behalf of Employer during the last twenty-four months of employment; however, nothing in this Agreement prevents Employee from owning not more than 2% of the equity of a publicly-traded entity;

(ii) for the two-year Employment Term or for a one (1) year period after Employee's last day of employment in the event that Employee's employment ends during the Employment Term, whichever period ends later, persuade or attempt to persuade, directly or indirectly, any customer, vendor, contractor, or other person or entity that has a relationship or potential relationship with Employer to not do business with Employer, to cease doing business with Employer or to otherwise alter a relationship with Employer; or

(iii) for two (2) years after the end of Employee's employment by Employer (whether or not the employment ends during or after the term of this Agreement), solicit or induce, or assist others in soliciting or inducing, directly or indirectly, any Employer employee, independent contractor or consultant, or person known by Employee to be recruited by Employer to become an employee, independent contractor or consultant, to end, modify or forego a relationship or potential relationship with Employer or to work for or engage with any Competing Business.

(b) Furthermore, Employer and Employee agree that this Agreement constitutes Employer's Confidential Information (as defined below) and that during the course of Employee's employment and of being offered the opportunity to enter into this Agreement, Employee has become familiar with, among other things, valuable information about Employer's business, customers and potential business ventures. Therefore, in consideration of Employer's offer of employment and providing this Agreement, Employee agrees that if Employee executes this Agreement prior to the execution of the Stock Purchase Agreement and/or prior to the Transaction being consummated, and Employee revokes or otherwise cancels (Cancelation) his or her acceptance of this Agreement at any time prior to the transaction being consummated, and the transaction is subsequently consummated, Employee will not, during the period between such Cancelation and:

(i) beginning on the date that the transaction is consummated and continuing through twelve (12) month thereafter, engage with any Competing Business, directly or indirectly, within a radius of 100 miles of any Employer office in any capacity defined above in subsection (a)(i);

(ii) beginning on the date that the transaction is consummated and continuing through twelve (12) months thereafter, persuade or attempt to persuade, directly or indirectly, any customer, vendor, contractor or other person or entity that has a relationship or potential relationship with Employer not to do business with Employer, to cease doing business with Employer or to otherwise alter a relationship with Employer; or

(iii) beginning on the date that the transaction is consummated and continuing through twelve (12) months thereafter, solicit or induce, or assist others in soliciting or inducing, directly or indirectly, any Employer employee, independent contractor or consultant, or person known by Employee to be recruited by Employer to become an employee, independent contractor or consultant, to end, modify or forego a relationship or potential relationship with Employer or to work for or engage with any Competing Business.

(c) Notwithstanding any other provisions of this section to the contrary, if Employee's employment with Employer is terminated on the second anniversary or if Employee resigns more than two years after Employee's execution of this Agreement or if Employee's employment is terminated by Employer other than "for Cause" (as "Cause" is defined above) or Employee resigns for Good Reason at any time, Employee will not be bound by the provisions of paragraphs 10(a)(i) and 10(a)(ii), above, but Employee will remain bound by paragraph 10(a)(iii).

(d) Employer and Employee agree that, if any portion of this section is held to be unreasonable, arbitrary, or against public policy by any court or tribunal, or if the applicable law on which this section is founded is changed in any manner so as to limit its enforceability, the section shall be enforced against Employee for a shorter period of time or in a smaller geographic area or otherwise as is determined by the tribunal to be reasonable, non-arbitrary and not against public policy.

(e) Employee agrees that Employee's breach of any part of this section will not be adequately compensated by monetary damages and, therefore, Employee consents to the entering of an injunction to enforce this section. If Employer shall make application for injunctive relief to enforce this section, then and in that event the period of time for the application of the restrictive covenant shall be tolled for a period commencing with Employee's acts which create the claim for injunctive relief and terminating with the date of final adjudication of the petition for injunctive relief, if granted.

(f) Employee agrees that the restrictions contained in this section are reasonable and necessary to protect and preserve Employer's legitimate business interests. Employee agrees that the duration of the restrictions in this section will be extended by, and their expirations tolled during, any period of time in which Employee is in breach of the restrictions.

(g) Employee agrees to participate in an exit interview at the time of leaving employment by Employer and, at that meeting, to disclose Employee's future business/employment plans and to reaffirm in writing Employee's post-employment obligations to Employer. Further, Employee agrees to notify potential employers of Employee's post-employment obligations to Employer under this Agreement.

11. Confidentiality.

(a) Employee will be dealing with Employer's Confidential Information (as defined below) that is Employer's property, is used in the course of Employer's business and is critical to Employer's success. Therefore, Employee agrees that, including during and after employment by Employer, Employee will not at any time, in any fashion, form, or manner, either directly or indirectly, disclose, remove or communicate to any person or entity in any manner whatsoever any Confidential Information of any kind, nature, or description without regard to whether any or all such information would be deemed by Employee to be confidential, material, or important except as such disclosure, removal or communication is necessary in the ordinary course of Employee performing services for Employer or is authorized in writing by Employer. Further, Employee will take reasonable precautions to ensure that Confidential Information is not improperly disclosed, removed or communicated by other employees.

(b) "Confidential Information" means information which is in print, audio, visual, digital, electronically-stored or in other forms and formats which Employer has acquired and keeps confidential or is not otherwise known publicly or known to Employer's competitors. Confidential Information includes Employer's trade secrets, information about Employer's business or potential business ventures, the names and account information of Employer's customers or potential customers (e.g., customer lists, contact and account information), business or marketing plans and strategies, financial data (including profit, profit-margin and pricing data and information about the compensation Employer obtains or has obtained for its products and services), business research reports and data, operations processes, methodologies and innovations, personnel files and information about Employer's employees and applicants, or any other non-public information concerning the business of Employer, its manner of operation or its plans, processes, personnel or other data of any kind, nature, or description which is maintained in confidence and provides competitive advantage to Employer or would be hurtful to it if known by a Competing Business. "Confidential Information" does not include any information known by Employee prior to employment by Employer or information generally known to the public or information which Employee is required to disclose pursuant to an order of a court of competent jurisdiction or other judicial authority (providing that, in the latter situation, Employee will provide Employer at least three business days' notice in writing of the disclosure obligation and Employee takes reasonable steps to ensure that the information is disclosed only subject to a protective order or under seal). Employer and Employee hereby agree that, as between them, the Confidential Information is important, material and confidential, and gravely affects the effective and successful conduct of Employer's business and its goodwill, and that any breach of the terms of this section is a material breach of this Agreement that will subject Employee to claims for substantial damages.

(c) Employee and Employer agree that any inconsistency between the provisions of this section and the provisions of Employer's business ethics policy Certification will be resolved in favor of the provision providing the greatest protection for Employer's confidential or trade secret information.

12. <u>Death</u>. If Employee dies during the term of employment under this Agreement, Employer shall pay to Employee's estate (a) the salary which would otherwise have been payable to Employee up to the end of the month in which death occurs, and (b) a payment equal to a pro-rata amount of the bonus that likely would be payable to Employee for that portion of the fiscal year that Employee had completed based on the number of full months that Employee worked in such fiscal year. Both the salary and bonus payments will be paid as soon as administratively practicable subsequent to the date of Employee's death, and less any applicable deductions and withholdings. Any RSU's awarded to Employee prior to death pursuant to this Agreement shall immediately vest upon his death. Employer shall have no further financial obligations to Employee or to his estate.

13. <u>Enforcement</u>.

(a) Any dispute between Employer and Employee arising out of this Agreement or Employee's employment under this Agreement shall be resolved pursuant to the arbitration procedures of the Financial Industry Regulatory Authority ("FINRA") and its Code of Arbitration Procedures then in effect. Simultaneously with the institution of an arbitration proceeding by either party, Employer may at its option file for an injunction seeking to restrain Employee's breach (or threatened breach) of this Agreement pursuant to paragraph 10(e), above. In any such arbitration, a party shall be entitled to specific performance, injunctive relief and all other remedies as determined by a panel of duly-appointed arbitrators. Any dispute resolution proceedings between Employer and Employee arising out of this agreement must be held in Memphis, Tennessee unless it shall become necessary for Employer to institute proceedings in a different tribunal or a different jurisdiction in order to obtain an order restraining or enjoining Employee's breach (or anticipated breach) of this Agreement.

(b) In the event it should become necessary for either party to retain the services of an attorney to enforce the terms of this Agreement, or to appear in any proceeding seeking a declaration of the parties' rights under this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and costs, including any attorneys' fees and costs incurred as a result of appellate proceedings (regardless of the party initiating the appeal).

14. <u>Miscellaneous</u>.

(a) Employee represents that Employee is free to be employed by and perform services tor Employer, that is, there are no legal or contractual restraints arising from any prior employment or business activity which may limit Employee's activities on behalf of Employer and Employer represents that it has the full authority to enter into this Agreement.

(b) This Agreement shall not supersede, replace or diminish Employee's common law obligations to Employer (both during and after employment).

(c) The performance and interpretation of this Agreement will be governed by the laws of the State of Tennessee without reference to its conflicts of laws principles.

(d) Waiver by Employer of Employee's breach of any provision of this Agreement, or Employer's waiver of a breach of any similar agreement with any other employee of Employer, shall not operate or be construed as a waiver by Employer of any subsequent breach by Employee. Further, any claims of Employee against Employer will not relieve Employee of the post-employment obligations imposed by this Agreement or constitute a defense to Employer's enforcement of this Agreement.

(e) This Agreement shall be binding upon and shall inure to the benefit of Employer and Employee and their respective successors, heirs, and legal representatives. Employee expressly agrees that Employer may assign this Agreement without notice to or additional consent of Employee.

(f) Any notices required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered or certified mail to the party entitled to such notice.

(g) If any provisions of this Agreement are held to be unenforceable for any reason by any court or tribunal, such unenforceability shall not affect the remainder of this Agreement which shall remain in full force and effect and be enforceable in accordance with its terms.

(h) As used in this Agreement, the term "Employer" shall mean Raymond James Financial, Inc as well as its past, present and future (i) parents, subsidiaries and affiliated organizations; (ii) insurers, benefit plans, trustees, and benefit administrators and their respective pension, profit-sharing, savings, health, trusts, and other employee benefit plans of any nature as well as their respective trustees and administrators; (iii) directors, officers, employees, agents, attorneys, representatives and shareholders as well as those of its parents, subsidiaries and affiliated organizations and (iv) the heirs, personal representatives, successors and assigns of the persons or entities described in the preceding portions of this subparagraph.

15. Code Section 409A.

(a) Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. Any amount paid under this Agreement that satisfies the requirements of the "short-term deferral" rule set forth in Section 1.409A-1(b)(4) of the regulations issued under Section 409A of the Code (the "Treasury Regulations") shall not constitute Deferred Compensation Separation Benefits for purposes of Section 15(b) below, and consequently shall be paid to Executive promptly following termination as required by Section 8(b) of this Agreement. It is intended that all cash severance payments under this Agreement, if any, satisfy the short-term deferral rule.

(b) Notwithstanding anything to the contrary in this Agreement, no Deferred Compensation Separation Benefits (as defined in this Section 15(b)) will become payable under this Agreement until Employee has a "separation from service" within the meaning of Section 409A of the Code, and any proposed or final regulations and guidance promulgated thereunder ("Section 409A"). Further, if Employee is a "specified employee" within the meaning of Section 409A at the time of Employee's separation from service (other than due to Employee's death), and the severance payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, the "Deferred Compensation Separation Benefits"), such Deferred Compensation Separation Payments that are otherwise payable within the first six (6) months following Employee's termination of employment will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee's separation from service. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following his or her separation from service but prior to the six (6) month anniversary of his or her separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee's death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit.

(c) Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) shall not constitute Deferred Compensation Separation Benefits for purposes of Section 15(b) above. For purposes of this Section 15(c), "Section 409A Limit" will mean two (2) times the lesser of: (i) Employee's annualized compensation based upon the annual rate of pay paid to Employee during Employee's taxable year preceding the Employee's taxable year of Employee's separation from service as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee's separation from service occurs.

(d) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. Employer and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A.

16. <u>Entire Agreement</u>. This Agreement and Employer's annual business ethics policy and certification contain the entire agreement between the parties concerning Employee's employment by Employer. The Agreement and the provisions of this paragraph may not be changed or amended except by a subsequent agreement in writing signed both by Employer and Employee.

IN WITNESS WHEREOF Employer and Employee have executed this Agreement.

<u>/s/ John C. Carson, Jr.</u>   Raymond James Financial, Inc
Employee

Date: April 25, 2012   By: <u>/s/ Paul C. Reilly</u>

                                                           Date: April 25, 2012

Exhibit 99.1

RAYMOND JAMES

April 20, 2012
FOR IMMEDIATE RELEASE

**RAYMOND JAMES NAMES JOHN CARSON PRESIDENT,
CONFIRMS EXECUTIVE COMMITTEE**

ST. PETERSBURG, Fla. – The Raymond James Financial Board of Directors today officially named Morgan Keegan CEO John Carson president, an appointment previously announced in January. Carson will also oversee Fixed Income and Public Finance.

Carson's appointment completes the firm's executive committee that includes:

- Paul Reilly, CEO, Raymond James Financial

- Dennis Zank, Chief Operating Officer, Raymond James Financial; CEO, Raymond James & Associates

- Jeffrey P. Julien, Chief Financial Officer, Executive Vice President, Finance, and Treasurer, Raymond James Financial

- Chet Helck, Executive Vice President, Raymond James Financial, CEO, Global Private Client Group

- John Carson, President, Raymond James Financial; CEO and Executive Managing Director, Morgan Keegan & Company, Inc.

- Paul Allison, Chairman, President and CEO, Raymond James Ltd.

- Jeffrey E. Trocin, Executive Vice President, Equity Capital Markets, Raymond James & Associates

- Bella Loykhter Allaire, Executive Vice President, Technology & Operations, Raymond James & Associates

- Steve Raney, President and CEO, Raymond James Bank

- Jeff Dowdle, President, Asset Management Services, Senior Vice President, Raymond James & Associates

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Morgan Keegan and Raymond James Ltd., have approximately 6,500 financial advisors serving 2.4 million accounts in 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $372 billion, of which approximately $38 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on integration issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.